Exhibit 99.408

Nextech AR Launches Metaverse App

“ARitize Maps” in Beta

VANCOUVER, B.C., Canada – February 2, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is excited to announce the launch of its beta metaverse app, ARitize Maps. This app is an all-in-one metaverse creation studio, and the first end-to-end metaverse mapping solution for consumers and brands alike. With the launch of ARitize Maps the company is continuing to expand its ARitize Studio by offering yet another frictionless and seamless solution for everyone to enter the meterverse.

Sign up for ARitize Maps Beta - click here

The beta ARitize Maps app will be available for both iOS and Android. Through this FREE app, everyone can spatially map their location within minutes, and populate it with interactive 3D objects, navigation, wayfinding, audio, text, images and more. Nextech will provide a number of created and pre-loaded 3D objects, and creators can upload their own OBJ files and create their own 3D objects to populate their metaverse. The navigation feature allows users to map out a 50sq/meter area and include wayfinding features, in order to direct visitors in their metaverse to a desired location or object. Users can publish and share their metaverse for others to experience while in the location. Currently, the app is available as a FREE download with no in-app purchases and provides an unlimited number of maps for the first month; however when the app is released, it will contain in-app purchases and monthly subscription plans.

Watch a video preview - click here

ARitize Maps app has a virtually unlimited number of use cases for augmenting physical spaces in the metaverse, including universities, trade shows, retail, shopping centres, office buildings, transport, public spaces, homes and more. For example: Conference attendees could use the app to wayfind to a specific booth; trade show presenters might upload their product into the app to show prospective buyers their product in 3D instead of bringing it physically; retail stores might offer exclusive sales to users that can only be accessed through the app; hotels or AirBnb providers may leave detailed 3D audio and video instructions instead of having a physical book. A person who is collecting NFT art can now create a metaverse showroom exclusively for their NFT’s creating a special NFT showroom.. The applications are endless and applicable to virtually all industries. This app opens Nextech’s 3D/AR technology solutions to new markets, both for personal and professional use, and provides a potential large additional revenue stream to the Company.

Nextech AR CEO Evan Gappelberg commented, “We are experiencing a huge wave of new, global interest and demand for everything related to 3D/AR and the Metaverse. 2022 is just the beginning for 3D demand and I believe this demand for everything 3D and Metverse related will only continue to grow. We are at the forefront of a digital transformation, where artificial intelligence (AI), machine learning (ML) and 3D/AR will become dominant, disruptive technologies across many industries. We are gratified to be a part of this global transformation and excited to launch what we believe is the first end-to-end metaverse mapping solution - which is really an all-in-one metaverse creation studio for consumers, brands, and businesses. The Metaverse is our collective future, and with this launch Nextech AR is bringing the exciting Metaverse to the market today with ARitize Maps!

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse Company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.